

July 14, 2021

Nicolaas Vlok
Chief Executive Officer
Project Angel Parent, LLC
c/o MeridianLink, Inc.
1600 Sunflower Avenue, #200
Costa Mesa, CA 92626

> **Re: Project Angel Parent, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 2, 2021**
> **File No. 333-255680**

Dear Mr. Vlok:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed July 2, 2021

Note 2. Summary of Significant Accounting Policies
Operating and Reportable Segment, page F-47

1. We note your response to prior comment 1. Despite the qualitative similarities of Lending Software Solutions and Data Verification Software Solutions, we note you actively market, offer and present each of the services separately, including providing their respective revenues, and presumably you will continue to do so. We further note that ASC 280-10-50-40 requires reporting of revenues from external customers for each product and service or each group of similar products and services. Please revise your disclosure accordingly, or tell us why you believe the

disclosures are not required. Refer to ASC 280-10-50-38 to 50-40 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.

 You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph C. Theis, Jr., Esq.